

September 28, 2011

Via E-mail
Richard Hamilton, Ph.D.
President and CEO
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320

      Re: **Ceres, Inc.**
              Amendment No. 6 to Registration Statement on Form S-1
              Filed September 16, 2011
              File No. 333-174405

Dear Dr. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Business, page 79

1. We note the disclosure that certain material agreements expire on the last to expire patent under the agreement. To the extent known, please disclose in the prospectus the expiration date(s) of such patents.

2. We partially reissue comment three of our letter dated September 2, 2011. Please revise the disclosure on page 91 to state the total aggregate milestone payments to be paid under Exhibit 10.11. The disclosure in this section regarding milestone payments does not reflect the total aggregate milestone payments that may be payable under this agreement.

3. Please disclose the maximum amount to be paid to Texas A&M as set forth in Article 3 of Exhibit 10.12.

Outstanding Equity Awards Table, page 129

4. The table reflects that all of your options are currently exercisable. Please reconcile with the disclosure in the grants table footnotes.

Exhibits

5. We note that the legality opinion refers to the General Corporation Law of the State of Delaware. Please confirm that this includes the statutory provisions, and all reported judicial decisions interpreting those laws.

6. Please file exhibit 10.11 in its entirety. It appears that information from the projected timetables on page 13 of Exhibit A to the sponsored research agreement has been omitted.

7. We note that Annex I to Exhibit 10.30 was not applicable as of the effective date. To the extent such annex has been completed, please file the exhibit in its entirety.

8. We note the convertible notes sold in August 2011 with nine existing shareholders. Please file the executed agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director